JOINT FILING AGREEMENT

SCHEDULE 13D

This will confirm the agreement by and among all the undersigned (each referred to herein as a "**Person**") with respect to the Statement on Schedule 13D filed on or about the date of this agreement, and any amendments thereto, with respect to beneficial ownership by the undersigned Persons of the common stock, par value $0.01 per share (the "**Common Stock**") of First Seacoast Bancorp, Inc., a Maryland corporation (the "**Issuer**") that the undersigned Persons may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned Persons in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned Persons further agree that each Person who is a party to this agreement is individually eligible to use the Schedule 13D to which this agreement is attached as an Exhibit, and that such Schedule 13D is filed on behalf of each of them. The undersigned Persons further agree that each Person who is a party to this agreement is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that no such Person is responsible for the completeness and accuracy of the information concerning any other Person, unless such Person knows or has reason to believe that such information is inaccurate. The undersigned Persons further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 11, 2025

[Signatures on following pages]

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of the date set forth above.

DAB FINANCIAL LLC

A Delaware limited liability company

By: _____

William Greiner, Manager

Duly authorized

ARNOLD S. FARBER

By: _____

Arnold S. Farber

ROBERT J. HEAPS, M.D.

By: _____

Robert J. Heaps, M.D.

[Signature Page To First Seacoast Bancorp, Inc. Schedule 13D Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of the date set forth above.

DAB FINANCIAL LLC

A Delaware limited liability company

By: _____

        William Greiner, Manager
        Duly authorized

ARNOLD S. FARBER

By: _____

        Arnold S. Farber

ROBERT J. HEAPS, M.D.

By: _____

        Robert J. Heaps, M.D.

[Signature Page To First Seacoast Bancorp, Inc. Schedule 13D Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of the date set forth above.

DAB FINANCIAL LLC

A Delaware limited liability company

By: _____

William Greiner, Manager
Duly authorized

ARNOLD S. FARBER

By: _____

Arnold S. Farber

ROBERT J. HEAPS, M.D.

By: _____

Robert J. Heaps, M.D.

[Signature Page To First Seacoast Bancorp, Inc. Schedule 13D Joint Filing Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Joint Filing Agreement to be duly executed as of the date set forth above.

WILLIAM J. GREINER

By: _____
William J. Greiner, individually

]

[Signature Page To First Seacoast Bancorp, Inc. Schedule 13D Joint Filing Agreement]